Exhibit 99.2

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Partnership intends to acquire approximately 99% of the limited partnership interest in several Operating Partnerships, each of which will own and operate a luxury multifamily rental housing Complex.

The Partnership will endeavor to achieve the following investment objectives:

(i)        An annual 8% Preferred Return on the Adjusted Capital Contributions of Limited Partners to the Partnership commencing from the Last Closing Date;

(ii)        Of the 8% Preferred Return, an assured quarterly distribution to Limited Partners of the 7% Guaranteed Cash Return calculated for any Limited Partner from the date of his or her admission to the Partnership with distributions commencing not later than 45 days after the end of the calendar quarter of admission and continuing through the calendar quarter ending December 31, 1993;

(iii)        Distributions to Limited Partners that are less than 50% taxable for the first two years after the year of full investment of the Partnership's assets and substantially free of tax for 8 to 10 years thereafter due to (A) the nontaxability of returns of capital from Guaranteed Investment Contracts, (B) deductible expenses that are clearly and directly allocable to Guaranteed Investment Contract earnings, and (C) depreciation deductions from the Partnership's ownership interest in Complexes;

(iv)        Long term capital appreciation in the value of the Partnership's equity investments in Complexes through experienced management and the prudent use of leverage;

(v)        Preservation and protection of the Partnership's capital; and

(vi)        Liquidity through free transferability of Units commencing 24 to 36 months after the last acquisition.

THERE CAN BE NO ASSURANCE THAT ANY OF THE PARTNERSHIP'S INVESTMENT OBJECTIVES WILL BE REALIZED

7% Guaranteed Cash Return and 8% Preferred Return

The Partnership's investment structure has been designed to shift the risk that the Complexes will fail to generate levels of cash flow sufficient to provide Limited Partners with a minimum return of 7% on their investment from the Limited Partners to the Developer General Partners. The principal way in which the Partnership expects to achieve this shifting of risks is by holding back approximately 40%-45% of the amounts that the Partnership would otherwise pay as purchase price to a Developer General Partner for its Operating Partnership Interest, development fees to the Developer General Partner or capital contributions to the Operating Partnership. The amounts so held back will be invested in one or more Guaranteed Investment Contracts pursuant to agreements with one or more providers, which agreements are expected to be entered into on or before each Closing Date. The Partnership will not enter into any such agreement unless, as of the date of the agreement, the provider is either (x) an insurance company assigned an "A" or better Best's Rating or (y) a bank whose debt obligations are rated either "A" or better by Moody's or "A" or better by Standard & Poor's and whose assets are in excess of $1,000,000,000 at the time of the Partnership's Guaranteed Investment Contract investment. The Partnership will agree to transfer or assign all or a portion of such Guaranteed Investment Contract(s) to each Operating Partnership upon its acquisition of an Operating Partnership Interest as a portion of the Partnership's capital contribution to such Operating Partnership and/or purchase price for such Operating Partnership Interest. From and after the date of such transfer or assignment, each Guaranteed Investment Contract will be held in escrow pursuant to a Guaranteed Investment Contract Escrow Agreement.

The Guaranteed Investment Contracts will be designed to provide returns (consisting of both capital invested and income earned thereon) to the Partnership through December 31, 1993 at a level sufficient to enable the Partnership to make quarterly distributions to Limited Partners in an amount equal to the 7% Guaranteed Cash Return.

The terms of each Operating Partnership Agreement will provide that the Partnership is entitled to receive 98.9% of the allocable portion of the Guaranteed Investment Contract Return (which amount will be sufficient to provide for distributions to Limited Partners equal to the allocable portion of their 7% Guaranteed Cash Return), as well as 98.9% of all distributions by the Operating Partnership of net operating cash flow, for each year to the extent necessary to enable the Partnership to make further distributions to Limited Partners in satisfaction of the portion of their 8% Preferred Return allocable to such Operating Partnership. To the extent that an Operating Partnership generates net operating cash flow in any year at a level sufficient, when distributed to the Partnership, to enable the Partnership to satisfy the allocable portion of Limited Partners' 8% Preferred Return for such year without utilizing amounts generated from the Guaranteed Investment Contract Return, the excess amounts generated from the Guaranteed Investment Contract Return will be paid or distributed to the Developer General Partner.

Since each Developer General Partner (or an Affiliate thereof) is expected to be the property manager of the Complex owned by its Operating Partnership, the Partnership believes that the mechanism of holding back dollars otherwise payable to the Developer General Partner and investing them in a Guaranteed Investment Contract will serve two purposes. First, this mechanism will provide an incentive to the Developer General Partner to operate the Complex in such a way as to generate net operating cash flow for each year at a level at least sufficient to enable the Developer General Partner to receive the Guaranteed Investment Contract Return for such year (which return consists of dollars held back from the Developer General Partner at the inception of the investment plus income earned thereon in the interim). Second, to the extent that a Developer General Partner is unable to operate a Complex in any year prior to 1994 so as to provide for distributions of net operating cash flow sufficient to enable the Partnership to satisfy the allocable portion of Limited Partners' 8% Preferred Return, this mechanism is designed to assure distributions to Limited Partners at least equal to the allocable portion of the 7% Guaranteed Cash Return on their capital contributions to the Partnership.

The amount of cash distributions made to the Limited Partners on account of their 8% Preferred Return, and the amount of distributions assured by virtue of the 7% Guaranteed Cash Return provided by the Guaranteed Investment Contract Return, will be calculated for each year based upon the level of the Limited Partners' Adjusted Capital Contributions to the Partnership for that year. The amount of the Limited Partners' Adjusted Capital Contribution for any year will equal the amount of their aggregate initial capital contributions to the Partnership (i.e., the amount of the purchase price of their Units), less the amount, if any, of the Partnership's capital returned to Limited Partners because of the unavailability of sufficient suitable investments (see "Risk Factors—Unspecified Investments and Potential Non-Availability of Suitable Investments; Risk of Joint Ventures"), and less the amount of any proceeds from the sale or refinancing of Complexes (or of the disposition of the Partnership's Operating Partnership Interests) returned to Limited Partners up to the date of calculation.

The Guaranteed Investment Contracts will represent the obligation of a financial institution to make payments commencing not later than 45 days after the end of the calendar quarter in which the Initial Closing occurs and continuing through the calendar quarter ending December 31, 1993. The amount of such payments will be calculated to be at least sufficient, when distributed to the Partnership, to enable the Partnership to make quarterly distributions to Limited Partners in amounts equal to their 7% Guaranteed Cash Return during such period. The Partnership will have a security interest in the Guaranteed Investment Contract transferred or assigned to an Operating Partnership as a capital contribution and each such Guaranteed Investment Contract will be required to be held in trust for its term by the Guaranteed Investment Contract Escrow Agent (which may be the H/WRC General Partner). The parties to each Guaranteed Investment Contract Escrow Agreement are expected to be the H/WRC General Partner as Special Limited Partner, the Guaranteed Investment Contract Escrow Agent (if other than the H/WRC General Partner), the Developer General Partner and the Operating Partnership. During the term of the escrow agreement, the Guaranteed Investment Contract Escrow Agent will be required to pay or distribute the Guaranteed Investment Contract Return received by it for any period either to the Partnership or to the Developer General Partner according to the standards described in this section as directed by the H/WRC General Partner as Special Limited Partner of the Operating Partnership. The terms of the Guaranteed Investment Contract will also provide that, should the Guaranteed Investment Contract Escrow Agent require any instruction or authority with respect to its actions or omissions respecting or affecting the Guaranteed Investment Contract, the H/WRC General Partner will be the only party authorized to give such instructions or grant such authority. Although the functions of the Guaranteed Investment Contract Escrow Agent are expected to be purely ministerial, there may arise circumstances (such as the reversal by a Developer General Partner of the Partnership's acquisition of equity in a Complex if construction thereof is not completed in a timely fashion—see "Structure of Investments in Operating Partnerships" below) in which the H/WRC General Partner will (or will be required to direct the Guaranteed Investment Contract Escrow Agent to) take or omit actions with respect to the Guaranteed Investment Contract. The H/WRC General Partner will act as a fiduciary of the Partnership and in what it deems to be the best interests of the Partnership. See "Role of Special Limited Partner" below.

The Guaranteed Investment Contracts are designed to enable the Partnership to make quarterly distributions to the Limited Partners in amounts at least equal to the Limited Partners' 7% Guaranteed Cash Return for each calendar quarter through December 31, 1993. Thereafter, the Partnership will endeavor to make quarterly distributions of any net operating cash flow distributed to it by the Operating Partnership, subject to restrictions imposed by any applicable mortgage or other debt financing instruments. If in any year the Partnership does not receive distributions from an Operating Partnership sufficient to enable it to satisfy the allocable portion of the Limited Partners' 8% Preferred Return (utilizing both amounts distributable from the Guaranteed Investment Contract Return and any net operating cash flow distributable to the Partnership) and such difference is not satisfied through subsequent distributions of net operating cash flow, the Operating Partnership will be required to distribute 98.9% of the proceeds of any sale or refinancing of its Complex to the Partnership until the Partnership has received such distributions in amounts equal to the aggregate amounts of any such differences for prior years plus the amount of the Partnership's Allocable Gross Proceeds with respect to such Operating Partnership. Any balance of the proceeds of the sale or refinancing of a Complex will be distributable 75% to the Partnership, 24.9% to the Developer General Partner and 0.1% to the H/WRC General Partner as Special Limited Partner. Amounts of net operating cash flow generated by an Operating Partnership in any year in excess of the level necessary, when distributed to the Partnership, to enable the Partnership to make distributions to Limited Partners in satisfaction of the allocable portion of their 8% Preferred Return for such year (without giving effect to the related Guaranteed Investment Contract Return) will also be distributable 75% to the Partnership, 24.9% to the Developer General Partner and 0.1% to the H/WRC General Partner as Special Limited Partner. See "Profits, Losses and Distributions."

The Complexes

The Partnership expects to select luxury, multifamily residential Complexes located in urban and suburban areas and which, in the opinion of the General Partners, have the potential for increasing rental rates and capital appreciation. The Complexes may be located in any geographic region of the United States. Complexes may contain a limited amount of space that is leased to commercial tenants, but the primary rental base of each Complex is expected to be residential.

The General Partners will not be bound to observe any arbitrary limitations on the precise size, location, market orientation or other characteristics of a Complex. However, the Partnership will not commit more than $17,000,000 of the Net Proceeds of the Offering available for investment to the acquisition of an interest in any single Complex.

At the time of the Partnership's investment, a Complex may be in the development or construction phase, or may have been recently completed. If the Complex is in a development phase at the time of the Partnership's investment, the General Partners will require that, at the time of investment, the Developer General Partner at a minimum has concluded definitive arrangements for the construction loan for the Complex. If construction of a Complex has not been completed at the time of the Partnership's investment, the Partnership will not contribute any cash to the Operating Partnership before completion of construction and will require certain assurances of timely completion of construction and protections against the risk of untimely completion (see "Structure of Investments in Operating Partnerships" and "Other Investment Policies" below). If construction of a Complex is complete or in an advanced stage, the Developer General Partner will generally be required at the time of the Partnership's investment to have arranged for and/or concluded permanent mortgage financing for the Complex (see "Use of Leverage" below).

At the date of this Prospectus, the Partnership has contracted to acquire only the Operating Partnership Interest described under "Specified Investments." This Prospectus will be amended or supplemented from time to time following the date of this Prospectus as it becomes reasonably probable in the opinion of the General Partners that the Partnership will acquire interests in additional Operating Partnerships. If only the minimum number of Units offered hereby is sold, the Partnership will be able to invest in only a limited number of Complexes. See "Risk Factors—Subscription for Less Than Maximum Number of Units." The Partnership will not acquire an interest in any Complex in which any General Partner (or any Affiliate thereof) has an interest except as described under "Specified Investments."

Structure of Investments in Operating Partnerships

At the time of the Partnership's investment in a Complex, the Complex will be owned by an Operating Partnership controlled by one or more general partners including the Developer General Partner (who generally will be the developer of the Complex). The Partnership will acquire an Operating Partnership Interest in each Operating Partnership constituting approximately 99% of the limited partnership interest in the Operating Partnership. At the time of its acquisition of an Operating Partnership Interest, the Partnership will agree to invest a portion of the Net Proceeds of the Offering to purchase its Operating Partnership Interest from the Developer General Partner, provide for the payment of development fees to the Developer General Partner and/or make cash capital contributions to the Operating Partnership. Approximately 40%-45% of the amount of the Partnership's Net Proceeds allocable to each Operating Partnership will be represented by a Guaranteed Investment Contract (or a portion of a Guaranteed Investment Contract) designed to assure distributions to the Partnership in respect of such Operating Partnership Interest sufficient to enable the Partnership to satisfy the allocable portion of the Limited Partners' 7% Guaranteed Cash Return. See "7% Guaranteed Cash Return and 8% Preferred Return" above.

The precise terms of each Operating Partnership Agreement, and the relative interest of the Developer General Partner and the Partnership in each Operating Partnership, may vary according to the particular circumstances of each Operating Partnership and the Complex to be operated by it. In no event, however, will the Partnership's interest as a limited partner in any Operating Partnership be materially less favorable than as described under "7% Guaranteed Cash Return and 8% Preferred Return" above, nor will the role of the H/WRC General Partner as Special Limited Partner of the Operating Partnership be materially different than as described under "Role of Special Limited Partner" below.

When the Partnership invests in an Operating Partnership owning a Complex in the development or construction phase, the Partnership will structure certain protective devices designed to protect the interests of the Partnership from certain risks commonly associated with development or construction phase real estate projects (see "Risk Factors—Risks of Investment in Complexes in Development or Construction Phases"). Such protective devices may include any or all of the following.

First, of the amount of the Net Proceeds allocated to the Operating Partnership other than amounts invested in the Guaranteed Investment Contract with respect to such Operating Partnership, payment of certain amounts by the Partnership (whether payable as development fees, purchase price of the Operating Partnership Interest or capital contributions to the Operating Partnership) will be deferred pending completion of construction of the Complex and achievement by the Operating Partnership of operating standards and/or criteria designed by the General Partners based upon the particular financial and operating circumstances of such Operating Partnership. Any amounts so deferred will be required to be invested in Permitted Interim Investments. The amount so deferred is expected to be 100% of the total amount payable by the Partnership in the case of Complexes under construction, and a lesser amount to be negotiated based on the facts and circumstances of the investment in other cases. The Partnership will acquire standby letters of credit in the amount so deferred to assure timely payment of amounts due Developer General Partners upon construction completion or achievement of other criteria. A portion of the interest expected to be earned on the investments in Permitted Interim Investments will be used by the Partnership to obtain the standby letters of credit. Although the General Partners expect that the interest from Permitted Interim Investments will be sufficient to cover the costs of maintaining the standby letters of credit, if the return on Permitted Interim Investments is not sufficient to cover such costs, Wilder Richman Corporation, an affiliate of the WRC General Partners, will be required to pay any difference. The General Partners expect that approximately 70%-80% of the amount so deferred will be payable upon completion of construction of the Complex on a schedule and a budget that conforms in all material respects with the schedule and budget contemplated by the Partnership at the time of its investment in the Operating Partnership. The remaining 20%-30% of such deferred payments are expected to be payable to the Developer General Partner upon conclusion of leases meeting the standards of the General Partners and other applicable requirements in respect of a percentage of the leaseable space in the Complex sufficient in the judgment of the General Partners to enable the Complex to generate net operating cash flow in accordance with the projections of the Developer General Partner at the time of the Partnership's investment, and/or achievement of stated levels of net operating cash flow or other financial criteria established by the General Partners in light of the financial and other pertinent circumstances of the Operating Partnership.

Second, in the case of Complexes under construction at the time of the Partnership's investment, the Partnership will endeavor to require Developer General Partners to provide one or more of the assurances of completion of construction that are common in the industry, such as completion and/or performance bonds or other suitable security (which may include letters of credit).

Third, the Developer General Partner of any Operating Partnership having a Complex under construction at the time of the Partnership's investment will be required to reverse the Partnership's acquisition of its Operating Partnership Interest if construction of the Complex is not completed in a timely fashion and on budget and the Hutton General Partner determines that, as a result, the interests of the Partnership with respect to such Operating Partnership are materially adversely affected. It is expected that the obligation of a Developer General Partner in this regard would be discharged by the Developer General Partner's (i) releasing all claims to the payment of deferred amounts by the Partnership and to the letters of credit securing the Partnership's payment obligations and (ii) causing the Operating Partnership to distribute to the Partnership in redemption of the balance of its Operating Partnership Interest the Guaranteed Investment Contract with respect to such Operating Partnership. Wilder Richman Corporation, an affiliate of the WRC General Partner, will guarantee each Developer General Partner's fulfillment of its obligations in this regard until the time at which the Complex obtains a temporary certificate of occupancy (or the equivalent thereof). If the Partnership elects to require a Developer General Partner to reverse the Partnership's acquisition of an Operating Partnership Interest owned by the Partnership, the Partnership may not be able to liquidate the Guaranteed Investment Contract distributed to it without a material loss in the yield receivable to the Partnership in respect thereof. Accordingly, under such circumstances, the General Partners would expect not to liquidate any such Guaranteed Investment Contract, and to endeavor to apply amounts of cash received by the Partnership in respect of any such reversal of an acquisition of an Operating Partnership Interest to an investment in another suitable Operating Partnership Interest. Because any such reversal and reinvestment could interfere with the coordination of the 7% Guaranteed Cash Return and the portion of the 8% Preferred Return intended to be provided from net operating cash flows from Complexes, the General Partners expect to exercise the Partnership's rights in this regard only in extraordinary circumstances. The corporate general partner of the Hutton General Partner will be empowered, acting alone, to determine whether to cause the Partnership to exercise such rights.

Fourth, in connection with a Partnership investment in a Complex that has not achieved stable levels of positive cash flow at the time of investment, the General Partners expect to require that the Developer General Partner subordinate and defer its receipt of any property management fees payable to it and agree to make capital contributions and/or loans to the Operating Partnership (up to a maximum amount to be negotiated) to the extent necessary to make up any deficits in net operating cash flow of the Complex that would otherwise result during an initial period of operations of the Operating Partnership. Such Developer General Partner obligations are generally expected to cover approximately a three-to-five year period. Amounts of deferred management fees payable to or loans made by a Developer General Partner pursuant to its undertaking in this regard are generally expected to be required to be made up to the Developer General Partner (i) out of the first amounts of net operating cash flow available to the Operating Partnership prior to the expiration of its Guaranteed Investment Contract (during which period distributions from the Guaranteed Investment Contract are intended to be available to satisfy the allocable portion of the Limited Partners' 7% Guaranteed Cash Return), (ii) thereafter out of the first amounts available in any year after distribution of amounts sufficient to enable the Partnership to make distributions to the Limited Partners of the allocable portion of their 8% Preferred Return for such year, or, if later, (iii) from the proceeds of the sale or refinancing of the Complex after distributions of such proceeds to the Partnership in amounts sufficient to enable it to make distributions to Limited Partners in an aggregate amount equal to (A) any prior deficiencies in net cash flow distributions in respect of the allocable portion of the Limited Partners 8% Preferred Return with respect to such Operating Partnership not made up through subsequent distributions of net cash flow, and (B) the Partnership's Allocable Gross Proceeds with respect to such Operating Partnership as reduced by prior distributions of sale or refinancing proceeds. Following the period of such Developer General Partner obligations, each Developer General Partner that manages a Complex is expected to continue to be required to defer receipt of any management fees payable to it (or an Affiliate) to the extent necessary to avoid deficits in operating cash flow of its Operating Partnership, provided that any amount so deferred will be required to be paid to the Developer General Partner out of the first dollars of positive cash flow available prior to any distribution to the Partnership (other than from the Guaranteed Investment Contract Return of such Operating Partnership).

Except for Reserves and interim investments in Permitted Interim Investments, the Partnership intends to invest all of the available Net Proceeds from the Offering in Operating Partnership Interests (including the portion of such investments allocated to Guaranteed Investment Contracts). See "Estimated Use of Proceeds." Within 24 months of the date of this Prospectus, any Net Proceeds of the sale of Units (except for any amounts used to pay operating expenses) either not invested or committed to be invested in Operating Partnerships or Guaranteed Investment Contracts will be distributed pro rata to Limited Partners as a return of capital without interest and without deductions for the Acquisition Fees that would have been payable if such funds had been invested in Operating Partnership Interests. Interest earned on Permitted Interim Investments may be used for Partnership operations, including acquisition of Operating Partnership Interests. Reinvestment by the Partnership of Cash Available for Distribution (other than amounts set aside as Reserves) or Sale or Refinancing Proceeds will not be permitted, except that funds may be invested in Permitted Interim Investments pending distribution.

Role of Special Limited Partner

It will be a condition of each Partnership investment in an Operating Partnership that the H/WRC General Partner become the Special Limited Partner of the Operating Partnership.

The H/WRC General Partner as Special Limited Partner will be a party to each Guaranteed Investment Contract Escrow Agreement, the other parties to which are expected to be the Guaranteed Investment Contract Escrow Agent if other than the H/WRC General Partner, the Developer General Partner of the Operating Partnership in question and the Operating Partnership itself. Pursuant to the terms of each Guaranteed Investment Contract Escrow Agreement, the H/WRC General Partner will be the only party to the agreement authorized (or authorized to direct the Guaranteed Investment Contract Escrow Agent) to take or omit actions with respect to the Guaranteed Investment Contract held in escrow pursuant thereto. The terms of each Guaranteed Investment Contract Escrow Agreement will provide for the automatic distribution of each quarterly payment of the Guaranteed Investment Contract Return to the Partnership and/or to the Developer General Partner, depending upon the level of net operating cash flow then distributable by the Operating Partnership (see "7% Cash Return and 8% Preferred Return" above). The H/WRC General Partner will be obligated to deliver the appropriate instructions for the distribution or payment of the quarterly distribution of the Guaranteed Investment Contract Return in accordance with the terms of the Partnership's agreement with the Developer General Partner in this regard. Other than the implementation of such instructions, the functions of the Guaranteed Investment Contract Escrow Agent are expected to be purely ministerial, and not to require the involvement of the H/WRC General Partner. However, in the event of extraordinary circumstances requiring the Guaranteed Investment Contract Escrow Agent to take actions with respect to the Guaranteed Investment Contract other than the payment or distribution of quarterly distributions of the Guaranteed Investment Contract Return, the H/WRC General Partner as Special Limited Partner will be the only party authorized to take (or authorized to direct) such Guaranteed Investment Contract Escrow Agent actions.

The H/WRC General Partner as Special Limited Partner will also have the authority pursuant to each Operating Partnership Agreement, at the direction of the Partnership, to remove the Developer General Partner (and any other general partners of the Operating Partnership) as general partner(s) of the Operating Partnership with or without cause. As a condition to the exercise of such right, unless the Developer General Partner has been removed for cause, it is expected that the H/WRC General Partner will be required to cause the Operating Partnership to convert such removed Developer General Partner's interest to that of a limited partner of the Operating Partnership without any material diminution of such removed general partner's economic interest therein. Upon the exercise of its right to cause a Developer General Partner to withdraw as general partner of the Operating Partnership, the H/WRC General Partner will have the authority to cause a substitute general partner (which may or may not be affiliated with the General Partners) to be admitted to the Operating Partnership, and to take certain additional measures to maintain the continuity and integrity of the Operating Partnership.

The H/WRC General Partner will also have certain rights to oversee, and in some instances have the right to approve or disapprove, certain actions of the Developer General Partner in its capacity as Special Limited Partner. The General Partners will endeavor to ensure that the H/WRC General Partner as Special Limited Partner will have the authority, in its discretion, to exercise the following rights and powers, among others:

(i)        to approve the withdrawal of a Developer General Partner and the admission of a successor Developer General Partner, and the selection of a managing agent for a Complex;

(ii)        to require information and/or reports with regard to the financial and physical condition of the Complex owned by an Operating Partnership;

(iii)        to become, or appoint a designee to become, the managing general partner of an Operating Partnership upon the occurrence of certain events, including the removal of the Developer General Partner;

(iv)        to replace the property management agent of a Complex, subject to certain limitations, in the event of unacceptable performance; and

(v)        to approve or disapprove any transaction not in the ordinary course of business, including the sale or refinancing of a Complex.

Finally, the H/WRC General Partner as Special Limited Partner will have the right to require each Developer General Partner to sell the Complex owned by its Operating Partnership beginning at approximately the tenth year of operations of the Operating Partnership (or if later, the tenth year of the Partnership's investment in the Operating Partnership). See "Disposition of Complexes/Operating Partnership Interests" below.

In exercising any of the above-described rights and powers, the H/WRC General Partner will be required to act in the best interests of the Partnership and will be accountable to it as a fiduciary.

Use of Leverage

The General Partners believe that the Partnership's return on its investment in Operating Partnership Interests may be increased through the prudent use of leverage in the development, ownership and operation of Complexes. Accordingly, it is expected that each Complex in which the Partnership acquires an interest will be leveraged at rates expected to range from 60% to 85% of the value of the Complex at the time of the Partnership's investment. Complexes may also be refinanced during the term of the Partnership's investment.

Operating Partnerships may utilize a variety of financing techniques in constructing, owning and operating Complexes, including financing through the issuance of tax-exempt municipal bonds. Mortgage financing of Complexes may vary in term and in amortization schedule and may include mortgages which are self-amortizing or have a substantial balloon due at maturity. The mortgages may be at fixed or variable interest rates and may contain a variety of prepayment terms, including in some cases significant penalties for early payment. In the case of mortgages financed with tax-exempt municipal bonds, certain restrictions on the use and occupancy of the units in the Complex may be required. Where tax-exempt municipal bonds are to be used to finance the Complexes, certain credit enhancements on the bonds may be required in order to market the bonds at a lower rate of interest. The credit enhancement of the bonds may include, but will not be limited to, FHA insurance or co-insurance on the underlying mortgages, bank letters of credit, bond insurance or surety bonds. The terms of any bond or conventional financing will be considered by the General Partners in choosing an investment in an Operating Partnership.

The General Partners will retain substantial flexibility to cause the Partnership to acquire Operating Partnership Interests in Operating Partnerships owning Complexes that have been financed using one or more of the financing techniques referred to in the preceding paragraph. Notwithstanding that flexibility, however, the General Partners will observe the following guidelines with respect to the underlying financing of each Complex in which the Partnership acquires an interest: (i) the total amount of each mortgage will not exceed 85% of the appraised value of the Complex it encumbers; (ii) no permanent financing on any Complex will have a term shorter than the minimum term of the Guaranteed Investment Contracts (i.e., through December 31, 1993); and (iii) no underlying financing will have terms providing for interest deferral or accrual, negative amortization or other capitalization of interest such that the principal balance of the underlying loan(s) could increase at any time during the term thereof by more than 10% of the original principal balance.

No permanent financing loans or other loans will be made by the General Partners or their Affiliates to any Operating Partnerships. No permanent financing loans or other loans will be made by the General Partners or their Affiliates to the Partnership other than Voluntary Loans. The Partnership currently does not intend to enter into any Voluntary Loans. Such loans, if entered into, will be required to be on short-term basis (not in excess of 24 months) and to provide for interest and other financing charges and fees, if any, not in excess of amounts charged by unrelated lending institutions for comparable loans, for the same purpose and in the same locality. Voluntary Loans will not be permitted to contain any prepayment charge or penalty.

Leveraging of real estate investments entails certain risks. See "Risk Factors—Risks of Leverage." The Partnership's Investment Committee will analyze the expected terms of debt financing and the actual and projected operating and financial characteristics of each Complex in an effort to minimize these risks. See "Other Investment Policies" below.

Other Investment Policies

In addition to the investment policies described above under "7% Guaranteed Cash Return and 8% Preferred Return," "The Complexes" and "Structure of Investments in Operating Partnerships," the following investment policies will generally be adhered to by the Partnership unless the General Partners unanimously determine that a deviation therefrom is in the best interests of the Limited Partners:

1.      Prior to the investment in an Operating Partnership, the Partnership or the Developer General Partner will be required to obtain an appraisal by an independent MAI appraiser of the fair market value of the Complex. Each appraisal will be maintained in the records of the Partnership for no less than five years and during that period will be available for inspection by any Limited Partner. The Partnership will not invest in any Complex if the total amount of the mortgage or other indebtedness on the Complex exceeds 85% of the fair market value of the Complex as determined by such appraisal or if the purchase price to be paid by the partnership exceeds the fair market value of the Operating Partnership Interest. It should be recognized that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised. See "Risk Factors—Tax Risks."

2.      The Partnership will endeavor to negotiate Purchase Agreements that will include various conditions to the Partnership's obligation to purchase each Operating Partnership Interest, which may include the following: receipt of a market feasibility study; the availability of sufficient proceeds from the Offering to make the investment; the satisfactory result of an inspection of the Complex and its plans and specifications; receipt of representations of the developer or the Developer General Partner, as the case may be, concerning the financial information provided to the Partnership; assurance of adequate insurance; evidence of proper zoning and compliance with applicable planning, building and environmental regulations; release of certain liens; availability of utilities and water and sewer services; receipt of any required governmental approvals; and execution of various documents in form satisfactory to the Partnership and its counsel. The exact nature of the conditions imposed will depend upon whether the Complex is under construction or completed at the time the Partnership acquires its Operating Partnership Interest.

3.      In order to meet the objective of limiting the liability of the Partnership in each Operating Partnership to the amount of its investment with respect to such Operating Partnership, each Operating Partnership Agreement will, effective not later than the date that the Partnership is actually admitted as a limited partner, provide that:

(i) the Partnership will have no right to take part in the management or control of the business of such Operating Partnership or to transact any business in the name of such Operating Partnership; and

(ii) the Partnership will have no authority or power with respect to an Operating Partnership, except (A) to consent to certain matters proposed by the Developer General Partner under limited circumstances specified in the Operating Partnership Agreement, and (B) to consent to certain amendments of an Operating Partnership Agreement, insofar as such consent is expressly required and provided for in such Operating Partnership Agreement.

In addition, as a condition to payment by the Partnership for its Operating Partnership Interest, the Partnership will receive an opinion of counsel which will, among other things, state that the interest of the Partnership in the Operating Partnership is the interest of a limited partner with no personal liability for the obligations of such Operating Partnership.

4.      The Partnership will not issue senior securities, invest in other issuers (other than Operating Partnerships), for the purpose of exercising control, underwrite the securities of other issuers, offer Units in exchange for property or repurchase or otherwise reacquire Units.

5.      The Operating Partnerships' business will be limited to owning and operating the Complexes in accordance with the Partnership's investment objectives; the Operating Partnerships will not have investment objectives inconsistent with those of the Partnership.

The Partnership's policies with respect to reports to Limited Partners are set forth under "Reports."

Disposition of Complexes/Operating Partnership Interests

The Partnership expects that its holding period with respect to each Operating Partnership Interest will be approximately ten years from the date of acquisition of the Operating Partnership Interest or, if longer, ten years from commencement of operations of the Complex owned by the Operating Partnership. However, the precise holding period for Operating Partnership Interests will depend upon the financial and operating circumstances of Complexes, opportunities that may occur from time to time to take advantage of capital appreciation in Complexes, the objectives of Developer General Partners with respect to each Complex, and other circumstances particular to each investment. It is expected that the H/WRC General Partner, in its capacity as Special Limited Partner, will have the right to approve or disapprove any major financial transactions proposed by a Developer General Partner with respect to a Complex, including the sale of the Complex or the refinancing of the mortgage or other debt secured thereby. In addition, the H/WRC General Partner will have the right to cause the Partnership's investment in any Complex to be liquidated beginning in approximately the tenth year of operations of the Complex (or, if later, the tenth year of the Partnership's investment in the Operating Partnership). It is expected that the H/WRC General Partner will be entitled to effectuate this right by requiring the Developer General Partner to obtain an offer for the sale of the Complex acceptable to the H/WRC General Partner. In connection with any investment in an Operating Partnership the Developer General Partner of which is an Affiliate of the WRC General Partner, the decision as to the exercise by the H/WRC General Partner of its right to cause the liquidation of the Partnership's investment will be controlled by the corporate general partner of the Hutton General Partner acting alone, and the decision of the General Partners with respect to the method of determination of the fair market value of a Complex will be made by the Hutton General Partner.

In general, the Partnership does not expect that any investment in an Operating Partnership will be liquidated prior to December 31, 1993 (at which time the capital invested in the related Guaranteed Investment Contract, and the income earned thereon, are expected to have been paid and distributed in full). However, circumstances could arise in which the General Partners deemed it to be in the best interests of the Partnership to cause the H/WRC General Partner to approve the proposed sale of a Complex or to cause the Partnership to accept an offer for the purchase or redemption of its Operating Partnership Interest prior to December 31, 1993. In such a case, remaining distributions in respect of the Guaranteed Investment Contract may be paid or distributed to the Developer General Partner if the proceeds of the sale, together with prior distributions to the Partnership, were sufficient to provide the Partnership with an aggregate return at a level that would enable it to provide Limited Partners with the allocable portion of their 8% Preferred Return over the life of the investment and the amount of the Partnership's Allocable Gross Proceeds with respect to such Operating Partnership investment.

It is the current intention of the Partnership that the Partnership's investments in Operating Partnership Interests be liquidated and the proceeds distributed in accordance with the Partnership Agreement (see "Profits, Losses and Distributions") between 8-12 years after the initial acquisition of an Operating Partnership Interest by the Partnership. The actual timing and level of distributions of proceeds of any such sale and liquidation is dependent upon future circumstances and cannot be predicted with certainty at this time.

Changes in Investment Objectives and Policies

Limited Partners as a class will have no voting rights with respect to the implementation or alteration of the investment objectives and policies of the Partnership. However, the General Partner may not make changes in such objectives or policies absent an amendment of the Partnership Agreement. Any such amendment would require the written consent or approval of Limited Partners owning in the aggregate more than 50% of Limited Partnership interests and of the General Partner.

Investor Servicing Expenses

The Partnership Agreement provides for the payment by the Partnership of fees payable to third party contractors unaffiliated with the General Partners that may be engaged to provide investor services (e.g., accounting, bookkeeping, preparation of returns and reports for transmission to Limited Partners and the like). The Partnership Agreement also provides for the reimbursement to the General Partners of expenses incurred by the General Partners (or by their Affiliates) in providing any of such services not provided under contract with such a third party servicing agent, provided that such reimbursement may not in any year exceed an amount equal to 0.5% of the Gross Proceeds of the Offering (as such amount may be adjusted in accordance with a consumer price index).

It is expected that the Developer General Partner will be required to pay a fee to the Partnership that will be calculated so as to afford the Partnership with funds to cover the allocable portion of its expenses of providing periodic reports to Limited Partners and otherwise of administrating the Partnership. If such amounts are not sufficient the Partnership may be required to utilize amounts received from Operating Partnerships as distributions (and that would otherwise be distributable to Limited Partners as Cash Available for Distribution), as well as amounts held in reserves, to make the payments and reimbursements described in the preceding paragraph.

Interim Investments and Reserves

Although it is not possible to determine the date when the Partnership's capital will be fully invested, the Partnership expects its Net Proceeds to be fully invested within 18 months after the Last Closing. See "Risk Factors—Unspecified Investments and Potential Non-Availability of Suitable Investments; Risks of Joint Ventures." Pending investment in Operating Partnership Interests, the Net Proceeds of this Offering may be invested in certain interim investments in accordance with the Partnership Agreement, including United States government securities, securities issued or guaranteed by United States government agencies, certificates of deposit and time or demand deposits in state or national banks having capital (including subordinated capital notes), surplus and undivided profits aggregating more than $100,000,000, securities issued or guaranteed by states or municipalities, bank repurchase agreements, banker's acceptances, savings and loan association deposits or deposits in members of the Federal Home Loan Bank System, commercial paper having certain ratings, securities of mutual funds of a certain size which invest either in government securities or tax-exempt securities, and other similar investments ("Permitted Interim Investments"). The rate of return on such investments may be less than or greater than would be obtainable from investments in Operating Partnership Interests. To the extent that the Partnership recognizes income on Permitted Interim Investments, it is expected to be taxable.

Approximately 1.0% of the Gross Proceeds of this Offering initially will be reserved as working capital to meet costs and expenses of Partnership's operations. Amounts held in Reserves will be available to pay the Partnership's investor servicing expenses. See "Investor Servicing Expenses" above.

Although the General Partners believe the Partnership's initial level of Reserves to be reasonable, if such Reserves and any other available income of the Partnership are insufficient to cover the Partnership's operating expenses and liabilities, it may be necessary to accumulate additional funds from cash flow or to liquidate investments in one or more Complexes; provided that in no event will amounts received from a Guaranteed Investment Contract be so accumulated nor is it the General Partners' intention that any portion of a Guaranteed Investment Contract be liquidated. The Partnership's working capital Reserves may be increased or decreased from time to time by the General Partners in order to reflect anticipated costs and expenses and potential losses, and in certain circumstances the level of Reserves may exceed an amount equal to 1.0% of the Gross Proceeds of this Offering. The amount of Cash Available for Distribution and/or Sale or Refinancing Proceeds, if any, that is available for distribution to the Limited Partners may be affected accordingly. See "Management's Discussion and Analysis of the Financial Condition of the Partnership."

SPECIFIED INVESTMENTS

The Partnership has identified for investment an operating partnership interest in the Operating Partnership ("Carrollton Partnership") that owns Fieldpointe, a garden apartment complex located in Frederick, Maryland (the "Fieldpointe Complex"). This Prospectus will be supplemented during the term of this Offering at such time as the General Partners believe a reasonable probability exists that any such investment will be made by the Partnership upon specified terms.

CARROLLTON GARDEN APARTMENTS
Frederick, Maryland

Introduction

The Partnership has entered into a purchase and sale agreement pursuant to which, subject to the sale of the Minimum Offering, it will acquire an Operating Partnership Interest in the Carrollton Partnership, and as part of that documentation the form of the operating partnership agreement of Carrollton Partnership ("Carrollton Partnership Agreement") in the form that the same will exist as of the date such acquisition has been agreed to. Such acquisition is subject to numerous standard closing conditions. There is no assurance that the investment will be made in accordance with the terms described below or that it will be made at all. This Prospectus will be supplemented at such time that additional agreements with respect to the Fieldpointe Complex are entered into by the Partnership and the Carrollton Partnership.

The Fieldpointe Complex

The Fieldpointe Complex is expected to consist of 252 apartment units to be completed by August 15, 1987. The plans call for 21 walk-up buildings (three story) of wood frame construction located on a 16 acre site with parking spaces for approximately 500 cars. On-site amenities are expected to include a clubhouse building with locker room and on-site management office, a swimming pool and two tennis courts. It is the developer's intention that each unit will be equipped with a refrigerator, range, disposal, dishwasher, carpeting, central air-conditioning, washer and dryer and fireplaces (in 75% of the market rate units). The buildings have been designed in compliance with state and local ordinances relating to multi-family residential real estate housing.